UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

QUESTCOR PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232808105

(CUSIP Number)

Scott D. Elliott, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 232808105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

MONTREUX EQUITY PARTNERS II SBIC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3	SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4

WC

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO		[ ]
5	ITEM 2(D) OR 2(E)

CITIZENSHIP OR PLACE OF ORGANIZATION
6

California

Number of	7	SOLE VOTING POWER
Shares
Beneficially		None
Owned by
Each	8	SHARED VOTING POWER
Reporting
Person		2,804,929
With

	9	SOLE DISPOSITIVE POWER

None

	10	SHARED DISPOSITIVE POWER

2,804,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,804,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D

CUSIP No. 232808105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

MONTREUX EQUITY MANAGEMENT II SBIC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3	SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4

WC

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO		[ ]
5	ITEM 2(D) OR 2(E)

CITIZENSHIP OR PLACE OF ORGANIZATION
6

California

Number of	7	SOLE VOTING POWER
Shares
Beneficially		None
Owned by
Each	8	SHARED VOTING POWER
Reporting
Person;		2,804,929
With

	9	SOLE DISPOSITIVE POWER

None

	10	SHARED DISPOSITIVE POWER

2,804,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,804,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No. 232808105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

HOWARD D. PALEFSKY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3	SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4

WC

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO		[ ]
5	ITEM 2(D) OR 2(E)

CITIZENSHIP OR PLACE OF ORGANIZATION
6

United States of America

Number of	7	SOLE VOTING POWER
Shares
Beneficially		11,041
Owned by
Each	8	SHARED VOTING POWER
Reporting
Person		2,804,929
With

	9	SOLE DISPOSITIVE POWER

11,041

	10	SHARED DISPOSITIVE POWER

2,804,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,815,970

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No. 232808105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

DANIEL K. TURNER, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3	SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4

WC

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO		[ ]
5	ITEM 2(D) OR 2(E)

CITIZENSHIP OR PLACE OF ORGANIZATION
6

United States of America

Number of	7	SOLE VOTING POWER
Shares
Beneficially		None
Owned by
Each	8	SHARED VOTING POWER
Reporting
Person		2,804,929
With

	9	SOLE DISPOSITIVE POWER

None

	10	SHARED DISPOSITIVE POWER

2,804,929

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,804,929

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

AMENDMENT NO. 3 TO
STATEMENT ON SCHEDULE 13D

     This Amendment No. 3 to a Statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the report on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2004 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on February 13, 2004 and Amendment No. 2 to Schedule 13D filed on May 14, 2004, relating to shares of common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc., a California corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used and defined in this Amendment No. 3 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D, as amended.

Item 2. Identity and Background.

     The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirely to read as follows:

     This statement is filed on behalf of: (a) Montreux Equity Partners II SBIC, L.P. (“MEP”), (b) Montreux Equity Management II SBIC, LLC (the “General Partner”), (c) Howard D. Palefsky (“Mr. Palefsky”) and (d) Daniel K. Turner, III (“Mr. Turner”).

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     On February 2, 2004, MEP, Corporate Opportunities Fund, L.P. (“COF”), and Corporate Opportunities Fund (Institutional), L.P. (“COFI”, and together with COF, the “COF Funds”), submitted to the Issuer a joint notice of their intent (i) to nominate Albert Hansen (“Mr. Hansen”) and Mr. Palefsky for election as directors of the Issuer at the Issuer’s next annual meeting of shareholders and (ii) to vote all shares of the Issuer held by each of them in favor of such nominees. In connection with this action, MEP and the COF Funds may have been deemed a group under Rule 13d-5(b) of the Act for the purpose of voting shares of the Issuer.

     On May 13, 2004, Mr. Hansen was granted a proxy by each of Paolo Cavazza, Claudio Cavazza, Defiante Farmaceutica L.D.A. (“Defiante Farma”), and Sigma Tau International S.A. (together with Messrs. Cavazza and Defiante Farma, the “Sigma Tau Group”), to vote all shares of Common Stock owned by such persons at the Issuer’s next annual meeting of shareholders to, among other matters elect Mr. Palefsky and Mr. Hansen as directors of the Issuer.

     Mr. Hansen and Mr. Palefsky were elected as directors of the Issuer at the annual meeting of shareholders held on May 17, 2004. As of the election of Mr. Hansen and Mr. Palefsky to the Board of Directors of the Issuer, MEP and the COF Funds are no longer acting together for the purpose of voting shares of the Issuer or for any other purpose and are no longer a group under Rule 13d-5(b) of the Act.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) There are 51,060,220 shares of Common Stock outstanding as of May 7, 2004 (the “Outstanding Shares”), as reported by the Issuer in its quarterly report on Form 10-Q for the period ended March 31, 2004. In addition there are 10,624,731 shares of Common Stock currently issuable upon conversion of all of the outstanding shares of Series B Preferred. Each share of Series B Preferred is currently entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such Series B Preferred, resulting in the total voting equivalence of 9,296,640 shares of Common Stock (the “Converted Shares”). The current voting equivalence of the 2,124,947 aggregate shares of Common Stock (the “MEP Series B Shares”) issuable upon the Series B Preferred currently held by the Reporting Persons is 1,859,329 (the “MEP Converted Shares”). In addition, the Reporting Persons may currently purchase an additional 679,982 shares of Common Stock upon conversion of the Warrants (the “MEP Warrant Shares”).

     Accordingly, the percentage interest calculation of the Reporting Persons set forth below for the aggregate number of outstanding shares (the “Aggregate Shares Outstanding”) was calculated by dividing the (A) sum of the MEP Series B Shares plus the MEP Warrant Shares by (B) the sum of the Outstanding Shares plus the MEP Series B Shares plus the MEP Warrant Shares, while the percentage interest calculation of the Reporting Persons set forth below for the aggregate number of voting shares (the “Voting Shares”), was calculated by dividing the (X) sum of the MEP Converted Shares plus the MEP Warrant Shares by (Y) the sum of the Outstanding Shares plus the MEP Converted Shares plus the MEP Warrant Shares. Pursuant to Rule 13d-3 of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person is as follows:

			Percentage of
	Aggregate Number of Shares		Aggregate Shares	Percentage of
Reporting Person	Beneficially Owned		Outstanding	Voting Shares
Montreux Equity Partners II SBIC, L.P.	2,804,929		5.2%	4.7%
Montreux Equity Management II SBIC, LLC	2,804,929	(1)	5.2%	4.7%
Howard D. Palefsky (3)	2,815,970	(2)	5.2%	4.8%
Daniel K. Turner, III	2,804,929	(2)	5.2%	4.7%

(1)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(2)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(3)	Mr. Palefsky holds (i) an option to purchase 25,000 shares of Common Stock, which vests ratably on a monthly basis over 48 months from the date of grant, of which 1,041 are exercisable within the next 60 days, and (ii) an option to purchase 10,000 shares of Common Stock, all of which are currently exercisable.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

	Sole Power to	Shared Power to		Sole Power to	Shared Power to
	Vote or Direct	Vote or Direct the		Dispose or Direct	Dispose or Direct
Reporting Person	the Vote	Vote		Disposition	Disposition
Montreux Equity Partners II SBIC, L.P.	0	2,804,929	(1)	0	2,804,929	(1)
Montreux Equity Management II SBIC, LLC	0	2,804,929	(1)	0	2,804,929	(1)
Howard D. Palefsky (3)	11,041	2,804,929	(2)	11,041	2,804,929	(2)
Daniel K. Turner, III	0	2,804,929	(2)	0	2,804,929	(2)

(1)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(2)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(3)	Mr. Palefsky holds (i) an option to purchase 25,000 shares of Common Stock, which vests ratably on a monthly basis over 48 months from the date of grant, of which 1,041 are exercisable within the next 60 days, and (ii) an option to purchase 10,000 shares of Common Stock, all of which are currently exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     On February 2, 2004, MEP and the COF Funds, submitted to the Issuer a joint notice of their intent (i) to nominate Mr. Hansen and Mr. Palefsky for election as directors of the Issuer at the Issuer’s next annual meeting of shareholders and (ii) to vote all shares of the Issuer held by each of them in favor of such nominees. In connection with this action, MEP and the COF Funds may have been deemed a group under Rule 13d-5(b) of the Act for the purpose of voting shares of the Issuer.

     On May 13, 2004, Mr. Hansen was granted a proxy by the Sigma Tau Group to vote all shares of Common Stock owned by the Sigma Tau Group at the Issuer’s next annual meeting of shareholders to, among other matters elect Mr. Palefsky and Mr. Hansen as directors of the Issuer.

     Mr. Hansen and Mr. Palefsky were elected as directors of the Issuer at the annual meeting of shareholders held on May 17, 2004. As of the election of Mr. Hansen and Mr. Palefsky to the Board of Directors of the Issuer, MEP and the COF Funds are no longer acting together for the purpose of voting shares of the Issuer or for any other purpose and are no longer a group under Rule 13d-5(b) of the Act.

Item 7. Material to be Filed as Exhibits.

Exhibit	Title
1	Joint Filing Agreement among the Reporting Persons.

SCHEDULE 13D

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Partners II SBIC, L.P. is true, complete and correct.

Dated: May 27, 2004

Montreux Equity Partners II SBIC, L.P.

By:	Montreux Equity Management II
SBIC, LLC, its General Partner

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing
Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Management II SBIC, LLC is true, complete and correct.

Dated: May 27, 2004

Montreux Equity Management II SBIC, LLC
By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing
Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Howard D. Palefsky is true, complete and correct.

Dated: May 27, 2004	/s/ Howard D. Palefsky
Howard D. Palefsky

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Daniel K. Turner, III is true, complete and correct.

Dated: May 27, 2004	/s/ Daniel K. Turner, III
Daniel K. Turner, III

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc., dated as of May 27, 2004 is, and any amendments thereto signed by each of the undersigned and shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

     This joint filing agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: May 27, 2004

Montreux Equity Partners II SBIC, L.P.

By:	Montreux Equity Management II
SBIC, LLC, its General Partner

By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing
Member

Montreux Equity Management II SBIC, LLC
By:	/s/ Daniel K. Turner, III
Daniel K. Turner, III, Managing
Member

/s/ Howard D. Palefsky
Howard D. Palefsky

/s/ Daniel K. Turner, III
Daniel K. Turner, III